Exhibit 99.1

China New Borun Announces First Quarter 2013 Unaudited Financial Results

Company Beats First Quarter Guidance

Raises Second Quarter 2013 Production Volume

Expects Second Quarter 2013 Net Revenue Growth of 22% to 33% Quarter-over-Quarter

Beijing, China, May 20, 2013 – China New Borun Corporation (NYSE: BORN; “Borun” or the “Company”), a leading producer and distributor of corn-based edible alcohol in China, today announced unaudited financial results for the first quarter of 2013.

Mr. Jinmiao Wang, Chairman and Chief Executive Officer of Borun, commented on the results, “I am pleased that Borun once again exceeded revenue guidance, remained profitable, and continued to forge ahead with our strategy and operations, despite facing market headwinds and lower demand due to the PRC’s challenging macro-economic environment in the first quarter. This April, we were encouraged to witness an improvement in demand for our products, and correspondingly, we have raised our second quarter production volume. With higher production volume, our capacity utilization rate will improve, and given that we have secured adequate corn during the harvest season at favorable price, we believe that Borun will remain profitable during a very challenging environment for the edible alcohol industry.”

Mr. Wang added, “During the first quarter, we further optimized our sourcing capacity by using a combination of short-term borrowings and the bond proceeds issued in January to pre-purchase 300,000 tons of corn in the harvest season. We are also diversifying into the promising and complementary foam insulation market. Our construction of the new foam insulation and chlorinated polyethylene plant is, thus far, on schedule and on budget, and we expect to begin trial production by the third quarter of this year. We believe these initiatives will ultimately drive our long-term revenue growth and margin expansion, while at the same time lower our market concentration risks.”

First Quarter 2013 Quick View

•	Total revenue decreased 37.5% to RMB450.7 million ($71.9 million1) from RMB721.2 million in the first quarter of 2012.

•	Gross profit decreased 57.1% to RMB47.1 million ($7.5 million) from RMB109.9 million in the first quarter of 2012.

1This press release contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars for the period ended March 31, 2013 were made at a rate of RMB6.2689 to USD1.00, the rate published by the People’s Bank of China on March 31, 2013. China New Borun Corporation makes no representation that the Renminbi or US dollar amounts referred to in this press release could have been or could be converted into US dollars or Renminbi, at any particular rate or at all.

4

•	Net income decreased 80.0% to RMB12.8 million ($2.0 million) from RMB63.7 million in the first quarter of 2012.

•	Basic and diluted earnings per American Depositary Share ("ADS") were RMB0.50 ($0.08) for the quarter ended March 31, 2013. Each ADS represents one of the Company's ordinary shares.

First Quarter 2013 Financial Performance

For the first quarter of 2013, revenue decreased by 37.5% year-over-year to RMB450.7 million ($71.9 million) from RMB721.2 million in the same period of 2012. The decrease in revenue was mainly attributable to lower average selling price and a decrease in sales volume of edible alcohol due to weaker demand from the baijiu and chemical industries.

Revenue breakdown by product lines is as follows:

•	Revenue from edible alcohol decreased by 39.5% to RMB313.5 million ($50.0 million) in the first quarter of 2013, compared to RMB517.8 million in the first quarter of 2012. The sales volume of edible alcohol in the first quarter of 2013 decreased by 36.1% year-over-year to 59,499 tons, primarily due to lower production as a result of weaker demand, and the average selling price of edible alcohol decreased by 5.3% year-over-year to RMB5,268 per ton.

•	Revenue from DDGS Feed decreased by 27.6% to RMB96.8 million ($15.4 million) in the first quarter of 2013, compared to RMB133.8 million in the first quarter of 2012. The sales volume of DDGS Feed in the first quarter of 2013 decreased by 39.5% year-over-year to 48,534 tons, and the average selling price increased by 19.6% year-over-year to RMB1,995 per ton.

•	Revenue from liquid carbon dioxide decreased by 44.9% to RMB8.1 million ($1.3 million) in the first quarter of 2013 compared to RMB14.8 million in the first quarter of 2012. The sales volume of liquid carbon dioxide in the first quarter of 2013 decreased by 44.4% year-over-year to 18,492 tons, and the average selling price decreased by 0.9% year-over-year to RMB441 per ton.

•	Revenue from crude corn oil decreased by 41.1% to RMB32.3 million ($5.2 million) in the first quarter of 2013 compared to RMB54.8 million in the first quarter of 2012. The sales volume of crude corn oil in the first quarter of 2013 decreased by 41.9% year-over-year to 4,214 tons, and the average selling price increased by 1.3% year-over-year to RMB7,656 per ton.

During the first quarter of 2013, gross profit decreased by 57.1% to RMB47.1 million ($7.5 million) from RMB109.9 million in the same period of 2012. Gross margin for the first quarter of 2013 decreased to 10.4%, from 15.2% in the same period of 2012, which was primarily attributable to a combination of increased corn purchase price and decreased average selling price.

5

Operating income, despite a lower year-over-year level of operating expenses, decreased by 61.5% to RMB36.2 million ($5.8 million) in the first quarter of 2013, from RMB94.1 million in the same period of 2012, primarily due to lower gross profit earned.

Selling expenses decreased by 9.8% to RMB1.1 million ($0.2 million) in the first quarter of 2013, from RMB1.2 million in the same period of 2012, in line with the decrease in revenue.

General and administrative expenses decreased by 32.7% to RMB9.8 million ($1.5 million) in the first quarter of 2013, from RMB14.6 million in the same period of 2012, benefiting from disciplined cost control.

Income tax expenses in the first quarter of 2013 were RMB4.3 million ($0.7 million), representing an effective tax rate of 25.0%.

Net income decreased by 80.0% to RMB12.8 million ($2.0 million) in the first quarter of 2013, compared to RMB63.7 million in the same quarter of 2012. In the first quarter of 2013, basic and diluted earnings per share and per ADS were RMB0.50 ($0.08), and the Company had 25.7 million weighted average basic and diluted shares outstanding.

As of March 31, 2013, reflecting the large corn pre-purchase, cash and bank deposits of RMB394.3 million ($62.9 million) decreased by RMB216.4 million, compared with RMB610.7 million as of December 31, 2012. Correspondingly, cash flows used in operating activities for the first quarter of 2013 were RMB554.7 million ($88.5 million) mainly due to cash pre-payments for corn. As of March 31, 2013, advance to supplier balance was RMB546.9 million ($87.2 million), representing an increase of RMB479.1 million, compared with RMB67.8 million as of December 31, 2012.

Financial Outlook

The Company estimates that its revenue for the second quarter of 2013 will be in the range of RMB550.0 million ($87.7 million) to RMB600.0 million ($95.7 million), an increase of 22.0% to 33.1% over the prior quarter and a decrease of approximately 25.3% to 31.6% over the same quarter in 2012.

This guidance is based on the current market conditions and reflects the Company's current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

Borun’s management will hold a corresponding earnings conference call and live webcast at 8:00 a.m. E.T. on Tuesday, May 21, 2013 (8:00 p.m. Beijing time on Tuesday, May 21, 2013) to discuss the results and highlights from the first quarter and answer questions from investors. A webcast of the call will be available at http://ir.chinanewborun.com. Listeners may access the call by dialing:

United States Toll Free:	1-866-519-4004
US Toll/International:	1-718-354-1231
Hong Kong Toll Free:	800-930-346
Hong Kong Toll:	852-2475-0994
China Toll Free:	800-819-0121
China Toll Free (Mobile):	400-620-8038
Conference ID:	64851810

6

A replay of the webcast will be accessible through May 29, 2013 on http://ir.chinanewborun.com or by dialing:

United States toll free:	1-855-452-5696
International:	61-2-8199-0299
Passcode	64851810

About China New Borun Corporation

China New Borun Corporation (NYSE: BORN) is a leading producer and distributor of corn-based edible alcohol in China. Borun's edible alcohol products are primarily sold as an ingredient to producers of baijiu, a popular grain-based alcoholic beverage that is sold throughout China in retail stores, restaurants and bars. The Company also produces DDGS Feed, liquid carbon dioxide and crude corn oil as by-products of edible alcohol production. China New Borun is based in Shouguang, Shandong Province. Additional information about the company can be found at http://www.chinanewborun.com and in documents filed with the U.S. Securities and Exchange Commission, which are available on the SEC's website at www.sec.gov.

Forward-looking Statements

All statements included in this press release, other than statements or characterizations of historical fact, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management's beliefs, and certain assumptions made by us, all of which are subject to change. Forward-looking statements can often be identified by words such as "anticipates," "expects," "intends," "plans," "predicts," "believes," "seeks," "estimates," "may," "will," "should," "would," "could," "potential," "continue," "ongoing," similar expressions, and variations or negatives of these words. These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause our actual results to differ materially and adversely from those expressed in any forward-looking statement.

Contact Information

Asia Bridge Capital Limited

Wendy Sun

Phone: +86-10-8556-9033 (China)

             +1-888-870-0798 (U.S.)

Email: wendy.sun@asiabridgegroup.com

7

CHINA NEW BORUN CORPORATION

UNAUDITED CONSOLIDATED BALANCE SHEETS

	December 31, 2012	March 31, 2013
	RMB	RMB	US$
Assets
Cash	610,692,645	394,335,855	62,903,517
Restricted cash	75,000,000	272,500,000	43,468,551
Trade accounts receivable, net of allowance for doubtful accounts of nil and nil, respectively	302,779,899	283,661,545	45,249,014
Available-for-sale financial assets	—	17,778,718	2,836,019
Inventories	138,280,880	245,287,637	39,127,700
Advance to suppliers	67,828,505	546,905,650	87,241,087
Other receivables	34,880,868	44,633,556	7,119,839
Prepaid expenses	6,039,816	16,623,239	2,651,700
Total current assets	1,235,502,613	1,821,726,200	290,597,427
Property, plant and equipment, net	1,047,934,015	1,123,937,601	179,287,850
Land use right, net	56,432,887	56,145,253	8,956,157
Intangible assets, net	13,475,014	12,518,453	1,996,914
Other non-current assets	89,648,135	89,648,135	14,300,457
Total assets	2,442,992,664	3,103,975,642	495,138,805

Liabilities and shareholders’ equity
Trade accounts payable	12,605,132	11,031,031	1,759,644
Accrued expenses and other payables	63,942,736	117,714,304	18,777,505
Income taxes payable	6,661,771	7,484,511	1,193,911
Short-term borrowings	842,200,000	991,800,000	158,209,574
Total current liabilities	925,409,639	1,128,029,846	179,940,634
Long-term borrowings	—	90,000,000	14,356,586
Bonds payable	—	355,605,833	56,725,396
Total liabilities	925,409,639	1,573,635,679	251,022,616

Shareholders’ equity
Ordinary share – (December 31, 2012 and March 31, 2013: par value of RMB0.0068259, 25,725,000 shares issued and outstanding)	175,596	175,596	25,725
Additional paid-in capital	468,132,187	468,132,187	74,675,332
Retained earnings – appropriated	118,401,996	118,401,996	18,887,204
Retained earnings – unappropriated	931,347,064	944,100,697	150,600,695
Accumulated other comprehensive loss	(473,818)	(470,513)	(72,767)
Total shareholders’ equity	1,517,583,025	1,530,339,963	244,116,189
Total liabilities and shareholders’ equity	2,442,992,664	3,103,975,642	495,138,805

8

CHINA NEW BORUN CORPORATION

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

	For the three-month period ended,
	March 31, 2012	December 31, 2012	March 31, 2013
	(RMB)	(RMB)	(RMB)	(US$)

Revenues	721,175,850	503,375,028	450,692,059	71,893,324
Cost of goods sold	611,298,467	448,934,524	403,601,450	64,381,542
Gross profit	109,877,383	54,440,504	47,090,609	7,511,782
Operating expenses:
Selling	1,162,789	1,286,558	1,049,336	167,388
General and administrative	14,580,533	10,238,935	9,808,797	1,564,676
Total operating expenses	15,743,322	11,525,493	10,858,133	1,732,064
Operating income	94,134,061	42,915,011	36,232,476	5,779,718
Other (income) expenses:
Interest income	(319,400)	(438,967)	(626,090)	(99,872)
Interest expense	9,555,927	14,371,023	19,879,666	3,171,157
Others, net	(15,898)	194,026	(25,944)	(4,139)
Total other expense, net	9,220,629	14,126,082	19,227,632	3,067,146
Income before income taxes	84,913,432	28,788,929	17,004,844	2,712,572
Income tax expense	21,228,358	7,197,232	4,251,211	678,143
Net income	63,685,074	21,591,697	12,753,633	2,034,429

Earnings per share:
Basic and diluted	2.48	0.84	0.50	0.08
Weighted average ordinary shares outstanding:
Basic and diluted	25,725,000	25,725,000	25,725,000	25,725,000

9